UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Stratus Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

         863167201
(CUSIP Number)

                         December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 863167201

(1)	Name of Reporting Person			William H. Armstrong III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[ ]
	(b)			[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization			United States of America

	Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power	461,922 shares

		(6)	Shared Voting Power	0 shares

		(7)	Sole Dispositive Power	461,922 shares

		(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			461,922 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

(11)	Percent of Class Represented by Amount in Row (9)			5.68%*

(12)	Type of Reporting Person (See Instructions)			IN

_________________

*	Based on 8,133,502 total shares outstanding as of December 31, 2017.

Item 1(a)    Name of Issuer:

Stratus Properties Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

212 Lavaca Street
Suite 300
Austin, Texas 78701

Item 2(a)    Name of Person Filing:

William H. Armstrong III

Item 2(b)    Address of Principal Business Office:

212 Lavaca Street
Suite 300
Austin, Texas 78701

Item 2(c)    Citizenship:

United States of America

Item 2(d)    Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)    CUSIP Number:

863167201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.        Ownership:

(a)    Amount Beneficially Owned    461,922 shares

(b)    Percent of Class    5.68%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to
direct the vote     461,922 shares

(ii)    Shared power to vote or to
direct the vote    0 shares

(iii)    Sole power to dispose or to direct
the disposition of    461,922 shares

(iv)    Shared power to dispose or to
direct the disposition of    0 shares

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.        Notice of Dissolution of Group:

Not applicable.

Item 10.    Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018
By: /s/ William H. Armstrong III
William H. Armstrong III